ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 3, 2019

VIA EDGAR TRANSMISSION

Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) The Acquirers Fund (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Ms. Brutlag:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 1, 2019 with respect to Post-Effective Amendment No. 445 to the Trust’s Registration Statement and the Fund. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

Comment 1.	Please provide the Staff with a completed Fees and Expenses table and Expense Example prior to the effectiveness of the Amendment to the Registration Statement.

Response:	The Fund’s completed fee table is as shown below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.09%
Total Annual Fund Operating Expenses	1.03%
* Estimated for the current fiscal year.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$105	$328

Comment 2.	Please confirm that the cost of engaging in short sales is included in the Fees and Expenses table under Other Expenses.

Response:	The Trust so confirms.

Comment 3.
The “New Fund Risk” currently states that the Fund is a “diversified management investment company.” This contradicts the “Non-Diversification Risk” found immediately following that risk disclosure. In addition, if the Fund is non-diversified, please disclose this in the “Principal Investment Strategies” section.

Response:
The Trust confirms that the Fund is non-diversified and has amended the “New Fund Risk” accordingly. Additionally, the Trust has amended the “Principal Investment Strategies” section to state that the Fund is non-diversified.

Comment 4.	Please provide the Staff with a “white paper” for the Acquirers Index as it is a new index.

Response:	The Trust provided the “white paper” under separate cover in order to request confidential treatment. The “white paper” was sent via UPS and received by the Staff on March 15, 2019.

Comment 5.	If Acquirers Funds LLC is inexperienced as an index provider, please add an “Index Provider Risk” disclosing that fact along with any additional related risks.

Response:	The Trust has added a “New Index Provider Risk” to the “Principal Investment Risks” section of the Prospectus, which reads as follows:

New Index Provider Risk. The Index was created by and is owned and maintained by the Adviser, which has not previously been an index provider or investment adviser for a registered fund, which may create additional risks for investing in the Fund. There is no assurance that the Adviser will compile the Index accurately, or that the Index will be reconstituted, rebalanced, calculated or disseminated accurately.

Comment 6.	Please add a “Concentration Risk” stating the risks relating to the policy that the Fund will concentrate to the extent that the Acquirers Index will concentrate.

Response:	The Trust has added a “Concentration Risk” to the “Principal Investment Risks” section of the Prospectus, which reads as follows:

Concentration Risk. The Fund’s investments will be concentrated in an industry or group of industries to the extent the Index is so concentrated. To the extent the Fund invests more heavily in particular industries, groups of industries, or sectors of the economy, its performance will be especially sensitive to developments that significantly affect those industries, groups of industries, or sectors of the economy, and the value of Shares may rise and fall more than the value of shares that invest in securities of companies in a broader range of industries or sectors.

Comment 7.	Supplementally, please confirm whether back-tested performance will be provided on the Fund’s website. If so, the Staff may have additional comments with respect to back-testing.

Response:	The Trust confirms that back-tested performance will not be provided on the Fund’s website.

* * *

If you have any questions or require further information, please contact Michael D. Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com or Scott Resnick at (626) 914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary